Exhibit 4.4
HONEYWELL AEROSPACE GLOBAL EMPLOYEE STOCK PLAN
Section 1.Purpose of the Plan
The purpose of this Honeywell Aerospace Global Employee Stock Plan (the “Plan”) is to provide certain corporate procedures and uniform rules for broad-based equity incentive plans and arrangements to be maintained by Honeywell Aerospace Inc. (the “Company”) and its Affiliates for non-U.S. operations.
Section 2.Definitions
(a)“Administrator” means the Company’s Senior Vice President, Chief Human Resources Officer.
(b)“Affiliate” means any plant, branch, location, operation, division or subsidiary of the Company.
(c)“Board” means the Board of Directors of the Company.
(d)“Common Stock” means the Company’s common stock, par value $0.01 per share.
(e)“Effective Date” means the date on which the spin-off of the Company from Honeywell International Inc. is consummated.
(f)“Eligible Employees” means those full-time or part-time employees or statutory directors employed by an Employer outside the United States of America on or after the Effective Date.
(g)“Employer” means the Company and any Affiliate that is authorized to, and that elects to, participate in a Sub-plan.
(h)“Participant” means an Eligible Employee who participates in a Sub-plan.
(i)“Sub-plan” means a plan, program, scheme or arrangement maintained or adopted by an Employer to provide equity incentives for Eligible Employees.
Section 3.Share Limitation
The maximum number of shares of Common Stock that are available in the aggregate pursuant to Sub-plans adopted hereunder is 500,000 shares. Such shares may be either authorized but unissued shares, shares purchased on the market, treasury shares or any combination of the foregoing. Shares offered but not in fact delivered pursuant to a Sub-plan, shares delivered to, but subsequently forfeited by, a Participant, and shares subject to grants, awards or incentives that are settled in cash rather than the delivery of shares, shall not count against such limit.
Section 4.Terms and Conditions to be Set Forth in Sub-plans
All shares delivered pursuant to the Plan shall be delivered in accordance with the terms and conditions of a Sub-plan. Each Sub-plan shall be set forth in writing and shall be listed on

Schedule A. Each Sub-plan shall permit participation by a specified group of Eligible Employees, a substantial majority of whom shall not be executive employees on terms and conditions that do not materially favor executive employees. Each Sub-plan shall include such additional terms and conditions as the Employer, the Administrator and the Chief Executive Officer of the Company (or his delegate) shall determine to be necessary or appropriate to accomplish the purposes thereof consistent with the terms hereof. In the event of any inconsistency between the terms of any Sub-plan and the terms hereof, the terms hereof shall govern.
Section 5.Payment for Shares
Each Sub-plan shall require that payment for shares to be delivered pursuant to a Sub-plan shall be made in such form and in such amounts as are required by applicable law and the rules and regulations of any exchange or regulatory agency having authority in the manner.
Section 6.Dividends and Voting Rights
No Participant shall have any rights with respect to any shares to be delivered pursuant to any Sub-plan unless and until such shares are deemed to be issued, outstanding and owned by such Participant for purposes of such Sub-plan, as determined by the Administrator in his absolute discretion.
Section 7.Administration
The Plan and each Sub-plan shall be administered by the Administrator and/or by such person or persons (including any employee or director of the Company or an Affiliate) duly appointed by the Administrator and having such powers as shall be specified by the Administrator, or in the case of a Sub-plan, as provided in such Sub-plan. The Administrator or his delegates shall have the authority, consistent with the Plan and each Sub-plan, to interpret the Plan and each Sub-plan (including, without limitation, any schedules or appendices attached hereto), to adopt, amend, and rescind rules and regulations for the administration of the Plan and such Sub-plan and to make all determinations in connection therewith which may be necessary or advisable, and all such actions shall be binding and conclusive for all purposes under the Plan and such Sub-plan. No employee of the Company or an Affiliate to whom any duty or power relating to the administration or interpretation of the Plan or any Sub-plan has been delegated shall be liable for any action, omission or determination relating to the Plan or any Sub-plan and the Company shall indemnify and hold harmless each such employee against any cost, expense (including reasonable attorneys’ fees) or liability arising out of any action, omission or determination relating to the Plan or any Sub-plan, unless, in either case, such action, omission or determination was taken or made by such employee in bad faith and without reasonable belief that it was in the best interests of the Company.
Section 8.Amendment or Termination
(a)Amendment. The Plan (including, without limitation, Schedule A attached hereto) may be amended at any time and from time to time by the Chief Executive Officer of the Company (or his delegate) without the approval of shareowners of the Company; provided further that no revision to the Plan will be effective until the amendment is approved by the shareowners of the Company if such approval is required by the rules of the Nasdaq Stock Market. No amendment of the Plan made without the Participant’s written consent may adversely affect any right of a Participant with respect to contributions paid or shares of Common Stock purchased or held under the Plan unless such amendment is necessary to comply with applicable law.
(b)Termination. The Plan will terminate upon the earlier of the following dates or events to occur (i) the adoption of a resolution of the Chief Executive Officer of the Company terminating all Sub-plans with respect to all of the then Employers and (ii) the 10th anniversary of the Effective Date.
Section 9.Governing Law
The Plan and its provisions shall be construed in accordance with the laws of the State of Delaware, United States of America, except to the extent otherwise required by the laws of the applicable local jurisdiction.
Section 10.Anti-Dilution
In the event of any change in the number of shares of Common Stock outstanding by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, the maximum aggregate number of shares of available under the Plan and under each Sub-plan shall be appropriately adjusted by the Administrator.
Each award or other right made pursuant to a Sub-plan shall be subject to adjustment as provided in this paragraph, except to the extent inconsistent with the requirements of applicable law. Unless otherwise provided in a Sub-plan, subject to any required action by the shareholders of the Company, in the event of any change in the number of shares of Common Stock outstanding by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change or other change relating to the capitalization of the Company, the Committee shall, to the extent deemed appropriate by the Committee, adjust the number of shares of Common Stock subject to, or other terms and conditions of, any such award or right that is outstanding at the time of such event, including without limitation the cancellation or replacement of such award or right.
Except as expressly provided in the Plan or in any Sub-plan, no Participant shall have any rights by reason of any event described in this Section.

Schedule A
List of Sub-plans
•Aerospace Technologies UK Sharebuilder Plan
•Honeywell Aerospace Ireland Share Participation Scheme
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